Exhibit 99.1

May 15, 2019

Lithium Americas Reports Q1 2019 Financial and Operating Results

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has announced its financial and operating results for the quarter ended March 31, 2019.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the three months ended March 31, 2019, which are available on Lithium Americas’ website and SEDAR.

HIGHLIGHTS

Caucharí-Olaroz:

On April 1, 2019 the Company entered into a definitive transaction agreement whereby Ganfeng Lithium Co., Ltd. (“Ganfeng”) has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of US$160 million (such transaction, the “Project Investment”). On closing of the Project Investment, Ganfeng will increase its direct interest in the Caucharí-Olaroz project from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar).

Lithium Americas and Ganfeng have agreed to implement certain amendments to the Shareholders Agreement governing the Minera Exar joint venture, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the joint venture. In addition, on closing of the Project Investment, Minera Exar is expected to repay an $8 million loan, together with accrued but unpaid interest thereon, that was previously advanced by the Company in order to provide interim funding used for the construction and development of Caucharí-Olaroz during the closing of the 2018 transactions between Lithium Americas and Ganfeng.

The Project Investment constitutes a related party transaction. Closing of the Project Investment remains subject to Ganfeng shareholder and regulatory approvals, the consent of BCP Innovation Pte. Ltd. in its capacity as lender pursuant to the Company’s senior credit facility, the Company’s shareholder approval and other customary closing conditions.

Lithium Americas and Ganfeng continue to actively work with Minera Exar to advance construction, procurement and engineering at Caucharí-Olaroz with the goal of producing the highest quality battery grade lithium carbonate for the lowest cost. Minera Exar is undertaking a feasibility study in respect of an increase in the stated production capacity of the Caucharí-Olaroz project from 25,000 tonnes per annum (“tpa“) to an aggregate of 40,000 tpa of lithium carbonate, as well as to advance certain permitting, design and other development planning activities at Caucharí-Olaroz.

  Development activities are on schedule with the advancement of detailed engineering, ponds construction, production wells drilling, camp construction, plant design and equipment procurement to support the start of production in the second half of 2020.

  Two evaporation ponds are completed, one pond is filled with brine and subsequent to the quarter end Minera Exar started filling the second pond and the third, partially completed, pond. Nine ponds are at various stages of construction. A total of seven wells are currently pumping brine to the ponds and three more wells are under construction.

  Requests for quotations for most of the long lead equipment items are under evaluation. The first plant construction package was awarded and the contractor mobilized to perform the work.

  A total of $73 million was advanced to Minera Exar in 2019 year to date (including $45.6 million by the Company) in the form of loans to fund the construction.

  As of the current date, 520 people are working at the site, 178 are Minera Exar employees and 342 are contractors. Current camp capacity at the site accommodates 554 people and an additional 128 beds will be added in 2019 in preparation for construction activities in addition to the operations camp capacity that will follow.

  Initial Stage 1 capital cost estimate of $425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged.

  The Company increased the Measured and Indicated mineral resource at its Caucharí-Olaroz project by 53% to 17.9 million tonnes of lithium carbonate equivalent (“LCE”) at 581 mg/L average grade and the Inferred mineral resource to 5.1 million tonnes of LCE at 602 mg/L. The updated Measured and Indicated mineral resource has not been used to update the assumptions in the Company’s detailed feasibility study, see discussion below.

Lithium Nevada:

  The permitting process for Thacker Pass is underway, with environmental baseline data collection complete and a conceptual Mine Plan of Operations (“MPO”) submitted to the Bureau of Land Management (“BLM”). A final MPO is forecasted to be submitted to the BLM in the second half of 2019.

  A process testing facility has been constructed and commissioned in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid), prepare tailings samples for stability and geochemical analysis and to provide feed samples to vendors who will design the equipment and provide performance guarantees. The Company is considering the production of lithium hydroxide directly from lithium sulfate to provide added flexibility to market demand.

  The Company intends to prepare a NI 43-101 compliant definitive feasibility study detailing the status of the permitting process and outcomes of the 2018 exploration program and process testing facility testing in due course, along with other applicable updates.

  The Company is evaluating potential partnership and financing scenarios for Thacker Pass.

RheoMinerals:

  RheoMinerals’ sales for the three months ended March 31, 2019 were $1.3 million (2018 – $1.1 million).

  As a result of lower than expected sales, in Q4 2018 the Company recognized an $11.58 million impairment of Organoclay property, plant and equipment. In April, 2019, the Company reviewed RheoMinerals’ business plan and implemented cost-reducing measures with the aim to make the business profitable.

Finance:

  As at March 31, 2019, the Company had $36.2 million in cash and cash equivalents.

  The Company has a $205 million credit facility to finance its share of capital expenditures in Minera Exar. Since the inception of the credit facility, the Company has drawn $63.1 million ($17.5 million of which was drawn in 2018, $37.5 million in Q1, 2019 and $8.1 million subsequently to Q1 2019).

  As part of the Transaction, Ganfeng also provided LAC an additional $100 million unsecured, limited recourse, subordinated loan facility, which is undrawn at the date of this MD&A, increasing LAC’s overall credit availability to $241.9 million (net of drawdowns to date). The proceeds of the subordinated loan facility are available to the Company to be used for general corporate purposes.

Corporate:

  Tom Hodgson has retired as Chief Executive Officer and as a director of the Company, effective May 15, 2019. The Board of Directors has appointed Jonathan (Jon) Evans, currently President and Chief Operating Officer, to the role of President and Chief Executive Officer and to replace Mr.
  Hodgson on the Board. Mr. Hodgson has agreed to stay on as a consultant to assist with the transition and will continue to support the Company as needed.

Updated Cauchari-Olaroz Mineral Resource

On April 1, 2019, the Company published the technical report dated March 31, 2019, with an effective date of March 1, 2019, entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for the Caucharí-Olaroz Project, Jujuy Province, Argentina” (“Caucharí TR”). Included in the Caucharí TR is an updated Mineral Resource estimate for the Caucharí-Olaroz Project as summarized in the table below, reported on a 100% project equity basis. LAC no longer reports a potassium Mineral Resource on the project.

Mineral Resources

The Mineral Resource estimate below is expressed relative to a lithium grade cut-off of greater than or equal to 300 mg/L.

Updated Mineral Resource Estimate for Lithium at the Caucharí-Olaroz project
	Average
	Lithium
	Grade	Brine	Lithium	LCE
Category	(mg/L)	(m3)	Metal	(tonnes)
Measured	587	1.11E+09	651,100	3,465,700
Indicated	580	4.70E+09	2,726,300	14,511,500
Measured + Indicated	581	5.81E+09	3,377,400	17,977,200
Inferred	602	1.59E+09	957,400	5,096,000

Notes:

(1)	The Mineral Resource estimate has an effective date of February 13, 2019.
(2)	Mineral Resources have a cut-off grade of 300 mg/L of lithium.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.
(4)	LCE is calculated based on the following conversion factor: mass of LCE = 5.322785 x mass of lithium metal.

The updated resource provided above constitutes a change of -1% for total average lithium concentration of Measured + Indicated (585 mg/L vs. 581mg/L) and a change of +53% for total LCE Measured + Indicated (11,752,000 tonnes LCE vs. 17,977,200 tonnes LCE). The increase in overall mass can be attributed to the expansion and deepening of the Resource Evaluation Area based on exploration results obtained in 2017 and 2018. The decline in total average concentration can be attributed to the updated Resource estimate affected by the 2017 and 2018 range of samples collected in SdO and Archibarca areas of the Caucharí-Olaroz Project. When spatially averaged with the lithium concentration of SdC samples, which essentially dominated the prior estimate, the updated estimate has a relatively small percentage decrease in the overall concentration of lithium.

Technical Information

Detailed scientific and technical information on the Caucharí-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on March 31, 2019. The Cauchari TR has an effective date of March 1, 2019 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Wayne Genck, P.Eng. and Daniel Weber, P.G., RM-SME, each of whom is a “qualified person” for the purposes of NI 43-101.

Financial Results:

The following selected financial information is presented in thousands of US dollars, shares and other equity instruments in thousands, unless otherwise stated and except in relation to per share amounts.

The following table summarises the items that resulted in the increase in net loss for the three months ended March 31, 2019 (Q1 2019) versus the three months ended March 31, 2018 (Q1 2018), as well as certain offsetting items:

Financial results	Period ended March 31,		Change
	2019	2018
	$	$	$
Organoclay sales	1,280	1,096	184
Cost of sales	(1,469)	(1,677)	208
Exploration expenditures	(1,181)	(1,400)	219
Organoclay research and development	(112)	(133)	21
General and administrative expenses	(1,910)	(2,017)	107
Share of gain/(loss) in Joint Venture	1,384	(164)	1,548
Stock-based compensation	(624)	(1,945)	1,321
Transaction costs	(757)	-	(757)
Foreign exchange (loss)/gain	(896)	1,369	(2,265)
Finance costs	(640)	-	(640)
Other income	457	304	153
Net Loss	(4,468)	(4,567)	99

Net loss for the three months ended March 31, 2019 was $4,468 compared to $4,567 for the three months ended March 31, 2018. The slight decrease in the net loss was mainly attributable to a share of gain (versus loss in Q1 2018) in Joint Venture and a decrease in stock-based compensation, partially offset by an increase in the foreign exchange loss, transaction costs and finance costs.

Organoclay Sales and Cost of Sales

The organoclay sales in Q1 2019 were $1,280 (Q1 2018 - $1,096), with related production costs of $1,315 (Q1 2018 - $1,496) and depreciation expense of $154 (Q1 2018 - $181) resulting in gross loss of $189 (Q1 2018 - $581).

Expenses

Exploration expenditures in Q1 2019 of $1,181 (Q1 2018 – $1,400) include expenditures incurred for the Thacker Pass project. The decrease in the Company’s exploration expenditures is mostly due to the timing and scheduling of expenditures on the Thacker Pass project.

Gain from the Joint Venture in Q1 2019 of $1,384 (Q1 2018 – loss of $164) mainly represents the Company’s share of the Exar Capital BV Joint Venture interest income on the loans to Minera Exar for the Caucharí-Olaroz project.

Stock-based compensation in Q1 2019 of $624 (Q1 2018 - $1,945) is a non-cash expense and consists of the $209 (Q1 2018 - $1,513) estimated fair value of stock options, the $98 (Q1 2018 - $432) fair market value of RSUs, and the $317 (Q1 2018 – nil) fair value of PSUs vested during the period. In Q1 2019 the Company granted 39 DSUs to its directors. Higher stock-based compensation during Q1 2018 was mainly due to the timing of the new stock option grants and RSU awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q1 2019 of $1,910 (Q1 2018 - $2,017) are:

  Office and administrative expenses of $303 (Q1 2018 - $327) include insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses.

  Professional fees of $241 (Q1 2018 - $325) consist mainly of legal fees of $73 (Q1 2018 – $144), consulting fees of $92 (Q1 2018 - $114) and accounting fees of $76 (Q1 2018 - $39). The decrease is due to the costs of listing the Company on the NYSE in Q1 2018.

  Salaries and benefits of $853 (Q1 2018 - $771) include compensation to the Company’s employees and directors’ fees. The increase in salaries and benefits is mainly due to the new hires.

  Regulatory and filing fees were $112 (Q1 2018 - $175). The decrease is due to the costs of listing the Company on the NYSE in Q1 2018.

Other Items

The Company recognized in Q1 2019 a foreign exchange loss of $896 (Q1 2018 – gain of $1,369). The loss was due to the weakening of the US dollar against the Canadian dollar. The Company holds most of its cash in US currency.

Other income in Q1 2019 was $457 (Q1 2018 - $304) and includes interest income earned on the Company’s cash and cash equivalents and a $150 progress payment received by RheoMinerals from Delmon.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Mr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for the Caucharí-Olaroz lithium project and the Thacker Pass lithium project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas, together with Ganfeng Lithium, is developing the Caucharí-Olaroz lithium brine project, under construction in Jujuy, Argentina. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-looking statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things: the expected benefits from the Project Investment, including successful closing and timing thereof; successful development of the Caucharí-Olaroz and Thacker Pass projects, including timing, anticipated production, and results thereof, the Company’s ability to successfully fund such development, further optimization of Caucharí-Olaroz project, whether the resource update for Caucharí-Olaroz will ever be developed into reserves, including information and underlying assumptions related thereto, accuracy of estimates of mineral resources, whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz, success of the Thacker Pass process testing facility, the results of any future feasibility study at Thacker Pass, results of partnership and financing options at Thacker Pass, and the results of RheoMinerals’ business plan and cost-reducing measures.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, successful closing of the Project Investment, including satisfaction of conditions precedent thereto and timing thereof; forecast demand for lithium products, the Company’s ability to fund, advance and develop its projects, including results therefrom, accuracy of mineral resources and mineral reserves, including whether resources will ever be developed into reserves, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng, and a stable and supportive legislative and regulatory environment. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others, risks inherent in transactions similar to the Project Investment, including successful completion of all conditions precedent thereto; inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, whether mineral resources can ever be converted into mineral reserves, whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation or governmental policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.